UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   MARCH 22, 2005                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         March 22, 2005

3.       PRESS RELEASE

         The press release was released on March 22, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         March 22, 2005.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                      MARCH 22, 2005

             IMA'S DRILLING EXPANDS HIGH GRADE SILVER MINERALIZATION
               AT CALCITE HILL -PROGRAM EXPANDED BY 10,000 METRES


IMA EXPLORATION INC. (IMR- TSX.V, IMXPF - OTC.BB) is pleased to report results from Phase III diamond drill holes 146 to 161 at it's 100% owned Navidad project in Patagonia, Argentina. Highlights from drilling at Calcite Hill include: 83.0M OF 209 G/T SILVER IN HOLE 148 AND 80.2M OF 246 G/T SILVER INCLUDING 25.3M OF 476 G/T SILVER IN HOLE 151. The Calcite Hill soil anomaly extends for 1.4 km to the northwest of current drilling and is located along the Navidad Trend where IMA's Phase I & II drill programs defined an Indicated Resource of 268 MILLION OUNCES OF SILVER AND 1.1 MILLION TONNES OF LEAD (80.8 million tonnes at 103 g/t silver and 1.45% lead using a 50 g/t silver equivalent cut-off).

As a result of the success to date at Calcite Hill, IMA's Technical Committee has approved a 10,000m expansion to the Phase III drill program, thereby doubling the budgeted drill metres. This expansion will allow IMA's geologists to continue to delineate high-grade silver mineralization at Calcite Hill. New drill results from Calcite Hill (holes 146 to 152) have extended known silver mineralization another 100m to the northwest bringing the size of the main portion of Calcite Hill mineralization to approximately 275m long by 100m wide by 50 to 120m deep (see attached map).

Drilling at the Connector Zone (holes 153-156) has intersected silver mineralization over long intervals outside of the current Indicated Resource. Results include 88.8m of 107 g/t silver in hole 153 and 28.8m of 148 g/t silver in hole 154; both intercepts start at surface. Mineralization in holes 153 and 154 is open to expansion to the north and northwest. Both step-out and infill drilling is required in this area and an updated resource estimate will be undertaken when this is completed. At Navidad Hill, holes 157 to 161 were collared along the southern boundary of the known resource and demonstrate that mineralization continues beyond the limits of the Indicated portion of current resource estimation.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values. A resource estimate has not yet been done for Calcite Hill.

IMA Exploration Inc.
March 22, 2005
Page 2


IMA is well financed to continue to test the numerous exploration targets at Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is focused on the environmentally responsible exploration and development of its' 100% owned Navidad silver discovery.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 8

IMA Exploration Inc.
March 22, 2005
Page 3



          Table 1: Phase III drill results, drillholes NV05-146 to 161

--------------------------------------------------------------------------------
                                                COMPOSITE  (LWA)   (LWA)   (LWA)
 DDH         LOCATION         FROM       TO       LENGTH   SILVER  COPPER  LEAD
                            (METRES)  (METRES)   (METRES)   G/T      %       %
--------------------------------------------------------------------------------

NV05-146     Calcite Hill     71.35     83.39     12.04       59    0.14   <0.01
 and                         150.68    153.70      3.02      297    0.10    0.41
--------------------------------------------------------------------------------
NV05-147     Calcite Hill     74.10     87.72     13.62       37    0.07    0.06
 and                         163.37    170.10      6.73       43    0.10    0.07
--------------------------------------------------------------------------------
NV05-148     Calcite Hill     77.87    160.85     82.98      209    0.08    1.23
 including                   115.81    120.40      4.59     1197    0.23    1.16
--------------------------------------------------------------------------------
NV05-149     Calcite Hill     70.97    195.17    124.20      135    0.09    0.29
 including                    90.66    131.30     40.64      229    0.09    0.21
--------------------------------------------------------------------------------
NV05-150     Calcite Hill     70.17     75.53      5.36       35   <0.01    0.75
 and                          83.69     92.18      8.49       38    0.02    1.81
--------------------------------------------------------------------------------
NV05-151     Calcite Hill     60.24    140.46     80.22      246    0.09    0.78
 including                    77.10    140.46     63.36      309    0.12    0.56
 including                   107.10    132.43     25.33      476    0.21    0.17
--------------------------------------------------------------------------------
NV05-152     Calcite Hill     68.10    119.40     51.30       89    0.13    0.31
 including                    76.04     81.96      5.92      249    0.57    0.82
 and                         117.22    119.40      2.18    1,218    0.54    0.02
--------------------------------------------------------------------------------
NV05-153     Connector Zone    0.00     88.80     88.80      107    0.10    0.11
 including                     0.00      7.36      7.36      226    0.22    0.18
 and                          37.48     88.80     51.32      124    0.10    0.12
--------------------------------------------------------------------------------
NV04-154     Connector Zone    3.05     31.80     28.75      148    0.13    0.15
--------------------------------------------------------------------------------
NV05-155     Connector Zone    0.00      9.10      9.10      105    0.09    0.03
--------------------------------------------------------------------------------
NV05-156     Connector Zone    8.73     75.99     67.26       63    0.03    0.14
 including                     8.73     13.80      5.07       53    0.02    0.88
 and                          29.10     75.99     46.89       83    0.04    0.11
--------------------------------------------------------------------------------
NV05-157     Navidad Hill     14.10     63.88     49.78       53    0.06    1.20
 including                    14.10     37.56     23.46       70    0.03    2.48
--------------------------------------------------------------------------------
NV05-158     Navidad Hill     35.10     68.10     33.00       90    0.09    0.51
 including                    47.10     65.10     18.00      147    0.15    0.75
--------------------------------------------------------------------------------
NV05-159     Navidad Hill     14.10     92.94     78.84       52    0.06    0.34
 including                    14.10     50.92     36.82       65    0.05    0.51
--------------------------------------------------------------------------------
NV05-160     Navidad Hill     29.15     33.26      4.11      623    0.33    1.12
--------------------------------------------------------------------------------
NV05-161     Navidad Hill      3.05     21.16     18.11       44    0.05    0.44
--------------------------------------------------------------------------------

Notes:   1. All length weighted averages (LWA) are uncut.
         2. A complete table of hole locations, lengths, and orientations is available at IMA's website www.imaexploration.com

IMA Exploration Inc.
March 22, 2005
Page 4

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                        OMITTED GRAPHIC IS A MAP TITLED:

NAVIDAD, CONNECTOR, AND CALCITE HILLS - DRILL HOLE LOCATIONS - MARCH 22, 2005

Showing  - Navidad Drill Hole Locations with symbols showing:
           g/t Silver X Intercept Length
           Results Pending
           Limits of Current Indicated Resources Projected to Surface

A COPY OF THIS MAP MAY BE VIEWED AT:  www:imaexplorationcom
                                      OR
                                      www:sedar.com